UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42210

Reitar Logtech Holdings Limited

(Translation of registrant’s name into English)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

Securities Purchase Agreements

On December 21, 2025 and December 24, 2025, Reitar Logtech Holdings Limited (the “Company”) entered into Securities Purchase Agreements (each, an “SPA,” and collectively, the “SPAs”) with Crom Structured Opportunities Fund I, LP (“Crom”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”), respectively (each, an “Investor,” and collectively, the “Investors”).

Under the SPAs, the Company agreed to issue and sell to each Investor a senior promissory note in the principal amount of US$1,100,000 (each, a “Note,” and together, the “Notes”) for an actual purchase price of US$1,000,000 per Note, reflecting an original issue discount of US$100,000 per Note. The Notes are convertible into the Company’s Class A ordinary shares, par value US$0.00000005 per share (“Ordinary Shares”), as described below.

The SPAs form part of a broader private offering of senior promissory notes on substantially similar terms in an aggregate principal amount of up to US$11,000,000 (inclusive of the Notes), for an aggregate purchase price of up to US$10,000,000. Under each SPA, the applicable Investor’s purchase price is funded in cash at closing, less applicable fees and expenses. The SPAs include representations, warranties and covenants customary for transactions of this type.

Senior Promissory Notes

Pursuant to the SPAs, the Company issued or agreed to issue to each Investor a Note in the principal amount of US$1,100,000. Each Note reflects a US$100,000 original issue discount and an initial interest charge equal to 10% of principal (US$110,000), which is earned in full on the issue date. Each Note provides for scheduled increases in the outstanding principal balance at specified anniversaries of the issue date, calculated as a percentage of the then total outstanding balance, including principal and accrued interest.

Each Note matures 60 months after its issue date. The Company has a one-time option, exercisable during a defined pre-maturity period, to extend the maturity date to 84 months after the issue date, subject to additional increases in the principal balance as set forth in the Notes. The Notes are unsecured obligations of the Company and rank pari passu with all other senior promissory notes issued in the offering.

Each Note is convertible, at the election of the holder at any time on or after its issue date, into Ordinary Shares at a conversion price equal to 90% of the lowest daily volume-weighted average price of the Ordinary Shares on the principal trading market during a specified measurement period prior to the conversion date, subject to adjustment as provided in the Notes and to a 4.99% beneficial ownership limitation. Subject to specified conditions, each Note also gives the Company a right, at maturity, to require conversion of all or a portion of the outstanding balance. The Company is required to reserve a sufficient number of authorized but unissued Ordinary Shares to cover conversions of the Notes. Prior to an event of default, the Company may, subject to specified conditions and notice requirements, prepay all or a portion of the outstanding obligations under the Notes.

The Notes contain negative covenants customary for transactions of this type (including limitations on additional indebtedness and certain equity or variable-rate financings, and restrictions on dividends, share repurchases and certain asset transfers, subject to exceptions), as well as customary and negotiated events of default. Upon an event of default, the outstanding obligations under the applicable Note become immediately due and payable at a premium over the then-outstanding principal amount plus accrued and unpaid interest and other amounts due, and the holder may exercise other rights and remedies, including conversion of default amounts into Ordinary Shares as provided in the Notes.

Registration Rights Agreements (Notes)

In connection with the Notes, the Company entered into Registration Rights Agreements (“Note RRA”) each of the Investors.

Under the Note RRAs, the Company agreed to file with the U.S. Securities and Exchange Commission (the “SEC”), within 30 calendar days after the date of the applicable Note RRA, an initial registration statement, or if then permitted a prospectus supplement under an effective shelf registration statement, covering the resale on a continuous basis under Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), of the Ordinary Shares issuable upon conversion of the applicable Note, subject to specified limitations, including a minimum initial registration amount for each of the Investor. The Company agreed to use its best efforts to cause the initial registration statement to be declared effective within an agreed period and to keep it, and any related or subsequent registration statement, effective and available for resale for so long as the applicable holder owns registrable securities, subject to customary qualifications and suspensions. The Note RRAs include additional customary registration, cooperation and indemnification provisions.

Equity Purchase Agreement

On December 17, 2025, the Company entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”) with Crom. Subject to its terms and conditions, Crom has committed to purchase, from time to time at the Company’s direction, up to US$50,000,000 of Ordinary Shares over a period of up to 36 months from December 17, 2025 (the “Commitment Period”), unless earlier terminated in accordance with the Equity Purchase Agreement, including upon full utilization of the US$50,000,000 commitment or specified bankruptcy or termination events.

During the commitment period, the Company may, but is not required to, from time to time deliver a written notice to Crom to require Crom to purchase Ordinary Shares (each, an “Advance”). For each Advance, the Company may require Crom to purchase not less than US$15,000 and not more than a contractually defined “Maximum Daily Advance Amount,” which is generally the lesser of US$1,000,000 and a specified percentage of trading-volume-based metrics for the Ordinary Shares. The per-share purchase price for each Advance is based on a discount to the volume-weighted average trading price of the Ordinary Shares on the Company’s principal trading market during a defined intraday pricing period, with an alternative pricing reference in certain volatility scenarios, in each case as set forth in the Equity Purchase Agreement.

The closing of each Advance occurs promptly after the pricing period. At closing, Crom pays the applicable “Investment Amount” by wire transfer of immediately available funds, and the Company will have delivered the corresponding number of DWAC-eligible, freely tradable Ordinary Shares (the “Advance Shares”) through The Depository Trust Company. The Equity Purchase Agreement includes customary share-delivery mechanics and remedies.

The Company is not required to draw any minimum amount under the facility and is not subject to any penalty or non-usage fee for not requesting Advances. Each Advance is subject to customary conditions precedent, including the effectiveness of a resale registration statement for the Advance Shares and related commitment shares, continued listing and trading of the Ordinary Shares on a specified principal market without trading suspensions or delistings, the Company’s continued compliance with its periodic reporting obligations and satisfaction of a defined minimum price test. No Advance may be made if it would cause Crom’s beneficial ownership of Ordinary Shares, as determined under Section 16 of the Exchange Act and related rules, to exceed 4.99% of the then outstanding Ordinary Shares.

As consideration for Crom’s commitment, the Company agreed to issue to Crom:

●	upon signing, a number of Ordinary Shares equal to US$150,000 divided by the average VWAP of the Ordinary Shares during the five trading days immediately preceding December 17, 2025 (the “First Commitment Shares”); and

●	upon the closing of the first Advance that results in the aggregate Investment Amount funded under the Equity Purchase Agreement equaling or exceeding US$30,000,000, a number of Ordinary Shares equal to US$100,000 divided by the lowest traded price of the Ordinary Shares during the five trading days immediately preceding that trigger date (the “Second Commitment Shares”).

The First Commitment Shares are earned in full on December 17, 2025, and the Second Commitment Shares are earned in full upon the occurrence of the specified funding trigger. The Advance Shares, the First Commitment Shares and the Second Commitment Shares are referred to collectively as the “ELOC Securities.”

The Equity Purchase Agreement contains representations, warranties and covenants customary for an equity line facility of this type, including Crom’s status as an accredited investor and covenants by the Company to maintain the listing of the Ordinary Shares, to reserve a sufficient number of authorized Ordinary Shares and to register the resale of the ELOC Securities. For 24 months from December 17, 2025, the Company agreed not to enter into another equity line of credit or specified variable-rate transaction with any other party without Crom’s prior written consent, as described in the Equity Purchase Agreement.

Registration Rights Agreement (Equity Purchase Agreement)

In connection with the Equity Purchase Agreement, on December 17, 2025 the Company entered into a Registration Rights Agreement with Crom (the “ELOC RRA”). Under the ELOC RRA, the Company agreed to file with the SEC, within 15 business days after December 17, 2025, an initial registration statement covering the resale, on a continuous basis under Rule 415 under the Securities Act, of the maximum number of registrable securities permitted to be included thereon in accordance with applicable SEC guidance. Registrable securities include all Advance Shares issued or issuable under the Equity Purchase Agreement, all Commitment Shares and certain related adjustment shares, as defined in the ELOC RRA.

The Company agreed to use commercially reasonable efforts to cause the initial registration statement to be declared effective by the SEC within 30 business days after December 17, 2025, or as soon as reasonably practicable thereafter, and to keep that registration statement, and any required successor or additional registration statements, effective and available for the resale of all registrable securities throughout the agreed registration period. That period continues until Crom has sold all registrable securities covered thereby and the Company has drawn down the full US$50,000,000 commitment under the Equity Purchase Agreement pursuant to an effective registration statement, subject to customary limitations.

The ELOC RRA includes customary provisions regarding Crom’s review of registration materials, delivery of shares without restrictive legends when permitted, allocation of registration expenses to the Company other than specified selling expenses and customary indemnification and contribution provisions.

The foregoing descriptions of the SPAs, the Notes, the Note RRAs, the Equity Purchase Agreement and the ELOC RRA do not purport to be complete and are qualified in their entirety by reference to the forms of Securities Purchase Agreement, Senior Promissory Note, Registration Rights Agreement (Note), Equity Purchase Agreement and Registration Rights Agreement (ELOC), which are filed with this Form 6-K as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

Unregistered Sales of Equity Securities

The Notes, the Ordinary Shares issuable upon conversion of the Notes (including in respect of interest, premiums or other amounts payable thereunder), the ELOC Securities and any related Ordinary Shares issuable under anti-dilution or similar adjustments (together, the “Securities”) have not been registered under the Securities Act or applicable state securities laws.

The offers and sales of the Securities are being made in private placements in reliance on exemptions from the registration requirements of the Securities Act, including Section 4(a)(2) and Regulation D, and on similar exemptions under applicable state securities laws. Each Investor represented to the Company, among other things, that it is an accredited investor, that it is acquiring the applicable Securities for investment and not with a view to distribution in violation of the Securities Act, and that the Securities may not be offered or sold in the United States absent registration or an applicable exemption.

As described above, the Company has agreed under the RRAs and the ELOC RRA to register the resale of the Ordinary Shares issuable upon conversion of the Notes and the registrable securities under the Equity Purchase Agreement, respectively.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Senior Promissory Note
99.3	Form of Registration Rights Agreement
99.4	Form of Equity Purchase Agreement
99.5	Form of Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reitar Logtech Holdings Limited

	By:	/s/ Kin Chung Chan
	Name:	Kin Chung Chan
	Title:	Director, Chairman and Chief Executive Officer

Date: December 30, 2025